UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Rural Cellular Corporation
                           --------------------------
                                (Name of Issuer)


                 Class A Common Stock, $0.01 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)


                                    781904107
                                    ---------
                                 (CUSIP Number)

                                  Marc Buchheit
                           Knickerbocker Partners LLC
                                    Suite 801
                                 237 Park Avenue
                            New York, New York 10017

                                December 31, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                             |_|     Rule 13d-1(b)
                             |X|     Rule 13d-1(c)
                             |_|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781904107



-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         Knickerbocker Partners LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                        (b)|_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        5      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              829,000
WITH
                                    ------- ------------------------------------
                                     6      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     7      SOLE DISPOSITIVE POWER
                                            829,000
                                    ------- ------------------------------------
                                     8      SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         829,000
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|

-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2%(1)
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         OO
-------- -----------------------------------------------------------------------




(1) Calculated based on 11,491,988 shares of Class A Common Stock outstanding as of November 3, 2003, as reported in Rural Cellular Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

CUSIP No. 781904107

-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         Marc Buchheit

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                        (b)|_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        5      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              200,000
WITH
                                    ------- ------------------------------------
                                     6      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     7      SOLE DISPOSITIVE POWER
                                            200,000
                                    ------- ------------------------------------
                                     8      SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         200,000
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|

-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%(1)
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------




(1) Calculated based on 11,491,988 shares of Class A Common Stock outstanding as of November 3, 2003, as reported in Rural Cellular Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

                                  SCHEDULE 13G


Item 1(a) Name of Issuer:

          Rural Cellular Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          PO Box 2000
          3905 Dakota Street SW
          Alexandria, Minnesota 65308

Item 2(a) Name of Persons Filing:

          Knickerbocker Partners LLC ("Knickerbocker Partners") and Marc Buchheit. Mr. Buchheit is the sole shareholder of Knickerbocker Partners.

Item 2(b) Address of Principal Business Office or, if none, Residence:

          237 Park Avenue
          Suite 801
          New York, NY 10017

Item 2(c) Citizenship:

          Knickerbocker Partners is a limited liability company organized under the laws of the State of Delaware. Mr. Buchheit is a citizen of the United States.

Item 2(d) Title of Class of Securities:

          Class A Common Stock, $0.01 par value per share ("Class A Common
          Stock")

Item 2(e) CUSIP Number:

          781904107

Item 3. If this Statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          NOT APPLICABLE

Item 4.   Ownership:

          (a) Amount beneficially owned:

          Knickerbocker Partners beneficially owns 829,000 shares of Class A Common Stock. Mr. Buchheit beneficially owns 200,000 shares of Class A Common Stock. Together, the reporting persons beneficially own 1,029,000 shares of Class A Common Stock.

          (b) Percent of class:

          Calculated based on 11,491,988 shares of Class A Common Stock outstanding as of November 3, 2003, as reported in Rural Cellular Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003:

          Knickerbocker Partners has beneficial ownership of 7.2 percent of all of the outstanding shares of Class A Common Stock.

          Mr. Buchheit has beneficial ownership of 1.7 percent of all of the outstanding shares of Class A Common Stock.

          Together, the reporting persons have beneficial ownership of 8.9 percent of all of the outstanding shares of Class A Common Stock.

          (c) Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                    Knickerbocker Partners has the sole power to vote or direct the vote of 829,000 shares of Class A Common Stock.

                    Mr. Buchheit has the sole power to vote or direct the vote of 200,000 shares of Class A Common Stock.

               (ii) Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the disposition of:

                    Knickerbocker Partners has the sole power to dispose or direct the disposition of 829,000 shares of Class A Common Stock.

                    Mr. Buchheit has the sole power to dispose or direct the disposition of 200,000 shares of Class A Common Stock.

               (iv) Shared power to dispose or to direct the disposition of: 0

          The shares of Class A Common Stock reported as beneficially owned by Knickerbocker Partners are held in the name of Knickerbocker Fund L.P., a Delaware limited partnership of which Knickerbocker Partners serves as the general partner. Knickerbocker Partners has the sole power to vote and dispose of of all shares of Class A Common Stock held by Knickerbocker Fund L.P. By virtue of Mr. Buchheit's position as sole shareholder of Knickerbocker Partners, Mr. Buchheit may be deemed to have the shared power to vote and direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and therefore, Mr. Buchheit may be deemed to be the owner of such Class A Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class

          NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9.   Notice of Dissolution of the Group

          NOT APPLICABLE

Item 10.  Certifications

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004



                                                     KNICKERBOCKER PARTNERS LLC



                                                     By: /s/ Marc Buchheit
                                                        -----------------------
                                                        Name: Marc Buchheit
                                                        Title:  President



                                                      MARC BUCHHEIT,
                                                      in his individual capacity




                                                       By: /s/ Marc Buchheit
                                                          ---------------------
                                                          Name: Marc Buchheit